Exhibit 99.2

NIP GROUP INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NIPG)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be held on July 25, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of NIP Group Inc. (the “Company”) will be held at 29/F, Entertainment Building, 30 Queen’s Road Central, Central, Hong Kong on July 25, 2025 at 8:00 PM (Hong Kong time), and at any adjourned or postponed meeting thereof. Shareholders may also attend the meeting virtually via Zoom conference call at https://us02web.zoom.us/j/86353977622?pwd=qbtPLPYXMl3F25GtrnCvWTb5hWOJNo.1 (Meeting ID: 863 5397 7622). Holders of the Company’s ordinary shares will receive the meeting passcode together with this notice and the accompanying proxy form.

The EGM will be held for the purpose of considering and, if thought fit, passing the following resolutions:

Resolution 1:

AS A SPECIAL RESOLUTION:

THAT, subject to the passing of Resolution 5, the Company’s authorized share capital be increased FROM US$50,000 divided into 500,000,000 shares comprising (i) 461,995,682 Class A ordinary shares of a par value of US$0.0001 each (the “Class A Ordinary Shares”), (ii) 24,641,937 Class B1 ordinary shares of a par value of US$0.0001 each (the “Class B1 Ordinary Shares”), and (iii) 13,362,381 Class B2 ordinary shares of a par value of US$0.0001 each (the “Class B2 Ordinary Shares” and, collectively with the Class B1 Ordinary Shares, the “Class B Ordinary Shares”), each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect TO US$200,000 divided into 2,000,000,000 shares comprising (i) 1,847,982,728 Class A Ordinary Shares, (ii) 98,567,748 Class B1 Ordinary Shares, and (iii) 53,449,524 Class B2 Ordinary Shares, each of such class or classes (however designated) as the Company’s board of directors may determine in accordance with the memorandum and articles of association of the Company then in effect, by the creation of (a) 1,385,987,046 Class A Ordinary Shares, (b) 73,925,811 Class B1 Ordinary Shares, and (c) 40,087,143 Class B2 Ordinary Shares.

Resolution 2:

AS A SPECIAL RESOLUTION:

THAT, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the board of directors of the Company (the “Board of Directors”), Articles 6.3(b)(iii) and 6.3(c)(iii) of the eighth amended and restated memorandum and articles of association of the Company currently in effect (the “Current M&A”) be amended by changing the threshold for automatic conversion of Class B Ordinary Shares into Class A Ordinary Shares from five percent (5%) to two percent (2%) (the “Automatic Conversion Threshold Change”), such that following the Automatic Conversion Threshold Change, all of the Class B Ordinary Shares held by a holder and its Affiliates (as defined in the Current M&A) shall automatically convert into an equivalent number of Class A Ordinary Shares if such holder holds less than two percent (2%) of the issued shares of the Company.

Resolution 3:

AS A SPECIAL RESOLUTION:

THAT, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the Board of Directors, Article 29 of the Current M&A be amended by (i) changing the number of directors from “shall not be more than seven and there shall be no minimum number of Directors” to “shall not be less than three (3) Directors, and there shall be no maximum number of Directors”; (ii) amending the definition of “Member Appointed Director” to one (1) Director appointed by each Class B Majority Holder; (iii) amending the shareholder approval requirement for revoking and terminating the Company’s chief executive officer’s appointment to ordinary resolution of the Company and a resolution passed by a majority of not less than eighty percent (80)% of holders of Class A Ordinary Shares and the unanimous consent of the holders of either Class B1 Ordinary Shares or Class B2 Ordinary Shares; and (iv) removing the shareholder resolution requirement for varying the terms of the chief executive officer’s appointment.

Resolution 4:

AS A SPECIAL RESOLUTION:

THAT, subject to the passing of Resolution 5 and the relevant class consents being obtained as determined by the Board of Directors, Article 32.5 of the Current M&A be amended by replacing “Founder Member Appointed Director” with “Director who is also a holder (either directly or indirectly) of Class B Shares.”

Resolution 5:

AS A SPECIAL RESOLUTION:

THAT the Company’s Current M&A be amended and restated by the deletion in their entirety and by the substitution in their place of the Ninth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A to reflect the proposed amendments set out in the foregoing Resolutions 1-4.

Resolution 6:

AS AN ORDINARY RESOLUTION:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

In addition, the EGM will transact any other business properly brought before it.

The resolutions put to the vote at the EGM will be decided by poll.

The board of directors of the Company has fixed the close of business on June 27, 2025 (Eastern time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to vote at, the EGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend and to vote at the EGM and any adjourned or postponed meeting thereof. A holder of the Company’s ordinary shares entitled to attend and to vote at the EGM is entitled to appoint one or more proxies to attend the EGM and, on a poll, vote instead of him. A proxy need not also be a holder of the Company’s ordinary shares.

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Holders of record of the Company’s American depositary shares (“ADSs”), each representing two Class A Ordinary Shares, at the close of business on the Record Date who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Citibank, N.A., the depositary of the Company’s ADS program.

Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of the Company’s ordinary shares) or your voting instructions to Citibank, N.A. (for holders of the Company’s ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 8:00 PM, Hong Kong time, on July 23, 2025 at No. 26, Gaoxin 2nd Road, East Lake High-tech Development Zone, Wuhan, Hubei, The People’s Republic of China, Attention: Investor Relations Department, or by email to ir@nipgroup.gg, to ensure your representation at the EGM; Citibank, N.A. must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

The appointment of a proxy shall not preclude a holder of the Company’s ordinary shares from attending and voting at the EGM or any adjourned or postponed meeting thereof.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.nipg.com/, and on the SEC’s website www.sec.gov.

By Order of the Board of Directors,
NIP Group Inc.

/s/ Mario Yau Kwan Ho
Mario Yau Kwan Ho
Co-Chief Executive Officer

/s/ Hicham Chahine
Hicham Chahine
Co-Chief Executive Officer

Abu Dhabi, United Arab Emirates
June 27, 2025

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Exhibit A

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

NINTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

NIP GROUP INC.

THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

NINTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

NIP GROUP INC.

(adopted by Special Resolution passed on _____________________________ 2025)

1.	The name of the Company is NIP Group Inc.

2.	The registered office of the Company shall be at the office of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

5.	The authorized share capital of the Company is US$200,000 divided into 2,000,000,000 shares comprising (i) 1,847,982,728 Class A ordinary shares of a par value of US$0.0001 each, (ii) 98,567,748 Class B1 ordinary shares of a par value of US$0.0001 each, (iii) 53,449,524 Class B2 ordinary shares of a par value of US$0.0001 each, each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

6.	The Company has the power to register by way of continuation outside of the Cayman Islands in accordance with the Companies Act and to de-register as an exempted company in the Cayman Islands.

7.	Capitalised terms that are not defined in this Memorandum of Association have the same meaning as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED) OF THE CAYMAN ISLANDS

EXEMPTED COMPANY LIMITED BY SHARES

NINTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

NIP GROUP INC.

(adopted by Special Resolution passed on ______________________ 2025)

CONTENTS

1.	PRELIMINARY	1
2.	COMMENCEMENT OF BUSINESS	7
3.	REGISTERED OFFICE AND OTHER OFFICES	8
4.	SERVICE PROVIDERS	8
5.	ISSUE OF SHARES	8
6.	SPECIAL RIGHTS ATTACHING TO CLASS B SHARES	11
7.	REGISTER OF MEMBERS	15
8.	CLOSING REGISTER OF MEMBERS AND FIXING RECORD DATE	16
9.	CERTIFICATED SHARES	17
10.	UNCERTIFICATED SHARES	17
11.	DEPOSITORY INTERESTS	19
12.	CALLS ON SHARES	21
13.	FORFEITURE OF SHARES	22
14.	TRANSFER OF SHARES	24
15.	TRANSMISSION OF SHARES	26
16.	REDEMPTION, PURCHASE AND SURRENDER OF SHARES	28
17.	FINANCIAL ASSISTANCE	29
18.	REGISTRATION OF EMPOWERING INSTRUMENTS	29
19.	CLASS RIGHTS AND CLASS MEETINGS	29
20.	NO RECOGNITION OF TRUSTS OR THIRD PARTY INTERESTS	30
21.	LIEN ON SHARES	30
22.	UNTRACED MEMBERS	31
23.	ALTERATION OF SHARE CAPITAL	33
24.	GENERAL MEETINGS	34
25.	NOTICE OF GENERAL MEETINGS	35
26.	PROCEEDINGS AT GENERAL MEETINGS	36
27.	VOTES OF MEMBERS	38

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28.	REPRESENTATION OF MEMBERS AT GENERAL MEETINGS	39
29.	APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS	43
30.	ALTERNATE DIRECTORS	45
31.	POWERS OF DIRECTORS	46
32.	PROCEEDINGS OF DIRECTORS	47
33.	DELEGATION OF DIRECTORS’ POWERS	50
34.	DIRECTORS’ RENUMERATION, EXPENSES AND BENEFITS	52
35.	SEAL	53
36.	DIVIDENDS, DISTRIBUTIONS AND RESERVES	53
37.	SHARE PREMIUM ACCOUNT	60
38.	DISTRIBUTION PAYMENT RESTRICTIONS	60
39.	BOOKS OF ACCOUNT	60
40.	AUDITOR	61
41.	NOTICES	61
42.	WINDING UP	64
43.	INDEMNITY AND INSURANCE	65
44.	REQUIRED DISCLOSURE	66
45.	FINANCIAL YEAR	66
46.	TRANSFER BY WAY OF CONTINUATION	66
47.	MERGERS AND CONSOLIDATIONS	66
48.	AMENDMENT OF MEMORANDUM AND ARTICLES	66
49.	TAX TRANSPARENCY REPORTING	67
50.	EXCLUSIVE FORUM	67

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1.	PRELIMINARY

1.1	Table A not to apply

The regulations contained or incorporated in Table A in the First Schedule to the Companies Act shall not apply to the Company and these Articles shall apply in place thereof.

1.2	Definitions

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, civil partner, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditor”	means the person (if any) for the time being performing the duties of auditor of the Company;

“Beneficial Ownership”	means, with respect to a security, sole or shared voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to acquire (or an obligation to acquire) or dispose, or to direct the acquisition or disposal of, such security) and/or a long economic exposure, whether absolute or conditional, to changes in the price of such security, in each case, whether direct or indirect, and whether though any contract, arrangement, understanding, relationship, or otherwise and “beneficial owner” shall mean a person entitled to such Interest;

“Board”	means, the board of Directors of the Company;

“business day”	means any day on which the Exchange is open for the business of dealing in securities;

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“certificated”	means, in relation to a Share, a Share which is recorded in the Register of Members as being held in certificated form;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Share”	means a Class A ordinary share of a par value of US$0.0001 in the share capital of the Company;

“Class B Share”	means a Class B1 Share or a Class B2 Share;

“Class B1 Share”	means a Class B1 ordinary share of a par value of US$0.0001 in the share capital of the Company;

“Class B2 Share”	means a Class B2 ordinary share of a par value of US$0.0001 in the share capital of the Company;

“Class B Majority Holder”	means a Class B1 Majority Holder or a Class B2 Majority Holder;

“Class B1 Majority Holder”	means a Member who holds the highest number of the issued Class B1 ordinary share of a par value of US$0.0001 in the share capital of the Company;

“Class B2 Majority Holder”	means a Member who holds the highest number of the issued Class B2 ordinary share of a par value of US$0.0001 in the share capital of the Company;

“clear days”	in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or any Interests in Shares) are listed or quoted on an Exchange.

“Companies Act”	means the Companies Act (as revised) of the Cayman Islands, as amended or revised from time to time;

“Company”	means the above-named company;

“Depository”	means any person who is a Member by virtue of its holding Shares as trustee or otherwise on behalf of those who have elected to hold Shares in dematerialised form through a Depository Interest.

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“Depository Interest”	means a dematerialised depository receipt representing the underlying Share in the capital of the Company to be issued by a Depository nominated by the Company.

“Directors”	means the directors for the time being of the Company or as the case may be, the Directors assembled as a board or as a committee thereof;

“Dollar” or “US$”	means the lawful currency of the United States of America;

“Electronic Record”	has the same meaning as in the Electronic Transactions Act;

“Electronic Transactions Act”	means the Electronic Transactions Act (as revised) of the Cayman Islands, as amended or revised from time to time;

“Exchange”	means the Nasdaq Stock Market or the Nasdaq Global Select Market for so long as any Shares or Interests in Shares are there listed or quoted and any other recognised securities exchange(s) on which any Shares or Interests in Shares are listed or quoted for trading from time to time;

“Exchange Rules”	means any relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing or quotation of any Shares (or any Interests in Shares) on an Exchange;

“Group”	means the group comprising the Company and its subsidiary undertakings (not including any parent undertaking of the Company);

“Group Undertaking”	means any undertaking in the Group, including the Company;

“Interest”	in securities or in a person means any form of Beneficial Ownership (including, for the avoidance of doubt, any derivative, contractual or economic right or contract for difference) of securities of such person;

“Listed Share”	means a Share that is listed or admitted to trading on an Exchange;

“Listed Share Register”	means the register of members which registers the holdings of Listed Shares;

“Member”	means any person from time to time entered in the Register of Members as a holder of one or more Shares (and may also be referred to as Shareholder);

“Member Appointed Director”	has the meaning given to that term in Article 29.2 (a);

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“Memorandum”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”	means a resolution:

(a)	passed by (i) a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled by the Articles; and (ii) a simple majority of such holders of Class B1 Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each holder of Class B1 Shares is entitled by the Articles, and further (iii) a simple majority of such holders of Class B2 Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each holder of Class B2 Shares is entitled by the Articles; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“Register of Members”	means the Listed Share Register, the Unlisted Share Register and any branch register(s) in each case as the context requires;

“Registered Office”	means the registered office for the time being of the Company in the Cayman Islands;

“Relevant System”	means any computer-based system and procedures permitted by the Exchange Rules, which enable title to Interests in a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters;

“Seal”	means the common seal of the Company (if any) and includes every duplicate seal;

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“Secretary”	means any person or persons appointed by the Directors to perform any of the duties of the secretary of the Company;

“Share”	means a Class A Share, a Class B1 Share or a Class B2 Share in the capital of the Company and includes a fraction of a Share;

“Special Resolution”	means a special resolution passed in accordance with the Companies Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had, subject to any Weighted Voting Right, in computing a majority to the number of votes to which each Member is entitled; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company, passed in accordance with these Articles;

“subsidiary undertaking”	a company or undertaking is a subsidiary of a parent undertaking if the parent undertaking (i) holds a majority of the voting rights in it, or (ii) is a member of it and has the right to appoint or remove a majority of its board of directors, or (iii) is a member of it and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in it;

“Treasury Shares”	means Shares held in treasury pursuant to the Companies Act and these Articles;

“uncertificated”	means, in relation to a Share, a Share to which title is recorded in the Register of Members as being in uncertificated form and title to which may be transferred by means of a Relevant System;

“Uncertificated Proxy Instruction”	means a properly authenticated dematerialised instruction and/or other instruction or notification, which is sent by means of the Relevant System concerned and received by such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the Relevant System concerned);

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“Unlisted Share Register”	means the register of members that registers the holdings of Unlisted Shares and which, for the purposes of the Companies Act, constitutes the Company’s “principal register”;

“Unlisted Shares”	means a Share that is not listed or admitted to trading on an Exchange; and

“Weighted Voting Right”	any provision pursuant to which the voting power that any Member is entitled to exercise with respect to any Shares registered in the name of the Member is increased or decreased, as the case may be.

1.3	Interpretation

Unless the contrary intention appears, in these Articles:

(a)	singular words include the plural and vice versa;

(b)	a word of any gender includes the corresponding words of any other gender;

(c)	references to “persons” include natural persons, companies, partnerships, firms, joint ventures, associations or other bodies of persons (whether or not incorporated);

(d)	a reference to a person includes that person’s successors and legal personal representatives;

(e)	“writing” and “written” includes any method of representing or reproducing words in a visible form, including in the form of an Electronic Record;

(f)	a reference to “shall” shall be construed as imperative and a reference to “may” shall be construed as permissive;

(g)	in relation to determinations to be made by the Directors and all powers, authorities and discretions exercisable by the Directors under these Articles, the Directors may make those determinations and exercise those powers, authorities and discretions in their sole and absolute discretion, either generally or in a particular case, subject to any qualifications or limitations expressed in these Articles or imposed by law;

(h)	any reference to the powers of the Directors shall include, when the context admits, the service providers or any other person to whom the Directors may, from time to time, delegate their powers;

(i)	the term “and/or” is used in these Articles to mean both “and” as well as “or”. The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. “Or” shall not be interpreted to be exclusive, and “and” shall not be interpreted to require the conjunctive, in each case unless the context requires otherwise;

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(j)	any phrase introduced by the terms “including”, “includes”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(k)	headings are inserted for reference only and shall not affect construction;

(l)	a reference to a law includes regulations and instruments made under that law;

(m)	a reference to a law or a provision of law includes amendments, re-enactments, consolidations or replacements of that law or the provision;

(n)	“fully paid” and “paid up” means paid up as to the par value and any premium payable in respect of the issue or re-designation of any Shares and includes credited as fully paid;

(o)	where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose;

(p)	sections 8 and 19(3) of the Electronic Transactions Act are hereby excluded;

(q)	references to the Exchange Rules shall only apply if the Company is listed on the Exchange; and

(r)	a reference to the exercise by a Member of “voting power” or words to that effect, shall be construed as a reference to the percentage of the votes permitted to be cast by such Member at the relevant meeting of Members as a percentage of the aggregate number of votes permitted to be cast by Members entitled to attend and vote at such meeting. Where there is more than one Member holding Class B Shares that is subject to a Weighted Voting Right for the purposes of passing a Special Resolution, then the voting power entitled to be exercised in respect of such Class B Shares, shall be divided equally between the Class B1 Majority Holder and the Class B2 Majority Holder, provided always that:

(i)	in the event that a Class B Majority Holder votes “against” a Special Resolution (the “Relevant Class B Majority Holder”), then all of the voting power entitled to be exercised in respect of such Class B Shares, shall be exercised by that Relevant Class B Majority Holder only, and

(ii)	if there is only one Class B Majority Holder then the voting power entitled to be exercised in respect of such Class B Shares, shall be exercised by that Class B Majority Holder alone.

2.	COMMENCEMENT OF BUSINESS

2.1	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in connection with the formation and operation of the Company, including the expenses of registration and any expenses relating to the offer of, subscription for, or issuance of Shares.

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2.3	Expenses may be amortised over such period as the Directors may determine.

3.	REGISTERED OFFICE AND OTHER OFFICES

3.1	Subject to the provisions of the Companies Act, the Company may by resolution of the Directors change the location of its Registered Office.

3.2	The Directors, in addition to the Registered Office, may in their discretion establish and maintain such other offices, places of business and agencies whether within or outside of the Cayman Islands.

4.	SERVICE PROVIDERS

The Directors may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (including as to the remuneration payable by the Company) and with such powers of sub-delegation, but subject to such restrictions, as they think fit.

5.	ISSUE OF SHARES

5.1	Power of Directors to issue Shares

(a)	The issue of Shares is under the control of the Directors who may:

(i)	offer, issue, allot or otherwise dispose of them to such persons, in such manner, on such terms and having such rights and being subject to such restrictions, as they may from time to time determine; and

(ii)	grant options over such Shares and issue warrants, convertible securities or similar instruments with respect thereto, subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable), any resolution that may be passed by the Company in general meeting and any rights attached to any Shares or Class of Shares.

save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a conversion of Class B Shares pursuant to Article 6.3.

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(b)	The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend, conversion, return of capital and redemption rights), restrictions, powers, preferences, privileges and payment obligations as between the different Classes (if any) shall be fixed and determined by the Directors. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 19.1, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(i)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(ii)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(iii)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(iv)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(v)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(vi)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(vii)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(viii)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

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(ix)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(x)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

(c)	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

5.2	Payment of commission or brokerage

Subject to the provisions of the Companies Act, the Company may pay a commission or brokerage in connection with the subscription for or issue of any Shares. The Company may pay the commission or brokerage in cash or by issuing fully or partly paid Shares or by a combination of both.

5.3	No Shares to bearer

The Company shall not issue Shares to bearer.

5.4	Fractional Shares

The Directors may issue fractions of a Share of any Class, and, if so issued, a fraction of a Share (calculated to such decimal points as the Directors may determine) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole Share of the same Class. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

5.5	Treasury Shares

(a)	Shares that the Company purchases, redeems or acquires by way of surrender in accordance with the Companies Act shall be held as Treasury Shares and not treated as cancelled if:

(i)	the Directors so determine prior to the purchase, redemption or surrender of those shares; and

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(ii)	the relevant provisions of the Memorandum and Articles, the Companies Act and the Exchange Rules are otherwise complied with.

(b)	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be made to the Company in respect of a Treasury Share.

(c)	The Company shall be entered in the Register of Members as the holder of the Treasury Shares. However:

(i)	the Company shall not be treated as a Member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(ii)	a Treasury Share shall not be voted, directly or indirectly, at any general meeting of the Company and shall not be counted in determining the total number of issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

(d)	Nothing in paragraph (c) above prevents an allotment of Shares as fully paid up bonus Shares in respect of a Treasury Share and Shares allotted as fully paid up bonus Shares in respect of a Treasury Share shall be treated as Treasury Shares.

(e)	Treasury Shares may be disposed of by the Company in accordance with the Companies Act and otherwise on such terms and conditions as the Directors determine.

6.	SPECIAL RIGHTS ATTACHING TO CLASS B SHARES

6.1	Special Voting Rights

(a)	The Class A Shares shall confer upon such Members the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Right, the holders of Class A Shares shall have one vote per Class A Share held.

(b)	The Class B1 Shares shall confer upon such Members the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class B1 Shares shall have twenty (20) votes per Class B1 Share held.

(c)	The Class B2 Shares shall confer upon such Members the right to receive notice of and to attend and to vote at any general meeting of the Company, and at any such meeting, subject to any Weighted Voting Provision, the holders of Class B2 Shares shall have twenty (20) votes per Class B2 Share held.

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6.2	Weighted Voting Rights

At any general meeting of the Company convened to consider any Special Resolution, the voting power permitted to be exercised by the holders of Class B Shares shall be weighted in respect of such Special Resolution such that the Class B Shares shall be entitled to exercise, in the aggregate, sixty-seven per cent. (67%) of the voting power of all Members entitled to receive notice of, attend and vote at any such general meeting of the Company.

6.3	Class B Share Conversion

(a)	Each Class B Share is convertible into one (1) Class A Share at any time at the option of the holder thereof (the “Initial Conversion Ratio”). The right to convert shall be exercisable by the holder of the Class B Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Shares into Class A Shares.

(b)	Class B1 Shares shall automatically convert into Class A Shares at the Initial Conversion Ratio upon the occurrence of any of the following:

(i)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B1 Shares by the holder thereof or the direct or indirect transfer to any person that is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B1 Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (i) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B1 Shares, in which case all the related Class B1 Shares shall be automatically converted into the same number of Class A Shares; or

(ii)	any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and voting securities of, or the direct or indirect transfer, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B1 Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B1 Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

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(iii)	If a holder of Class B1 Shares holds less than two percent (2%) of the issued Shares, all of the Class B1 Shares held by the relevant holder and its Affiliates shall automatically convert into an equivalent number of Class A Shares.

(c)	Class B2 Shares shall automatically convert into Class A Shares at the Initial Conversion Ratio upon the occurrence of any of the following:

(i)	any direct or indirect sale, transfer, assignment or disposition of such number of Class B2 Shares by the holder thereof or the direct or indirect transfer to any person that is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B2 Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (i) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B2 Shares, in which case all the related Class B2 Shares shall be automatically converted into the same number of Class A Shares; or

(ii)	any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and voting securities of, or the direct, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B2 Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B2 Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of the same class of Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

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(iii)	If a holder of Class B2 Shares holds less than two percent (2%) of the issued Shares, all of the Class B2 Shares held by the relevant holder and its Affiliates shall automatically convert into an equivalent number of Class A Shares.

(d)	The Initial Conversion Ratio shall be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B1 Shares and Class B2 Shares in issue.

(e)	Any conversion of Class B Shares into Class A Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Share as a Class A Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 6.3(a), forthwith upon the receipt by the Company of the written notice delivered to the Company as described therein (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 6.3 (b) or Article 6.3(c), forthwith upon occurrence of the event specified therein which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Shares as Class A Shares at the relevant time.

(f)	References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B1 Shares or Class B2 Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B1 Shares and Class B2 Shares have been converted or exchanged at a price per Class B1 Share or Class B2 Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

(g)	Notwithstanding anything to the contrary in this Article, in no event may any Class B1 Share or Class B2 Share convert into Class A Shares at a ratio that is less than one-for-one.

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(h)	The Company shall at all times keep available out of its authorised but unissued Class A Shares solely for the purpose of effecting the conversion of the Class B Shares such number of its Class A Shares as shall from time to time be sufficient to effect the conversion of all issued Class B Shares, and if at any time the number of authorized but unissued Class A Shares shall not be sufficient to effect the conversion of all then issued Class B Shares, in addition to such other remedies as shall be available to the holder of such Class B Shares, the Company and its Members will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Shares to such number of shares as shall be sufficient for such purposes.

(i)	Class A Shares are not convertible into Class B Shares under any circumstances.

6.4	Other Special Rights

Save and except for voting rights and conversion rights as set out in this Article 6, Class A Shares, the Class B1 Shares and the Class B2 Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

7.	REGISTER OF MEMBERS

7.1	Duty to establish and maintain a Register of Members

(a)	The Directors shall cause the Company to keep at its Registered Office, or at any other place within or outside the Cayman Islands they think fit, the Register of Members (which, for the avoidance of doubt, comprises the Listed Share Register, the Unlisted Share Register and any branch register(s) maintained from time to time) in which shall be entered:

(i)	the particulars of the Members;

(ii)	the particulars of the Shares issued to each of them; and

(iii)	other particulars required under the Companies Act and the Exchange Rules (as appropriate).

(b)	If the recording complies with the Companies Act, the Exchange Rules and any other applicable law, the Listed Share Register may be kept by recording the particulars required under the Companies Act in a form otherwise than in a physically written form. However, to the extent the Listed Share Register is kept in a form otherwise than in a physically written form, it must be capable of being reproduced in a legible form.

7.2	Power to establish and maintain branch registers

(a)	Subject to the Exchange Rules, the rules and regulations of the Relevant System and any other applicable laws, if the Directors consider it necessary or desirable, whether for administrative purposes or otherwise, they may cause the Company to establish and maintain a branch register or registers of members of such category or categories and at such location or locations within or outside the Cayman Islands as they think fit.

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(b)	The Company shall cause to be kept at the place where the Unlisted Share Register is kept, a duplicate of any branch register duly entered up from time to time. Subject to this Article, with respect to a duplicate of any branch register:

(i)	the Unlisted Shares registered in the branch register shall be distinguished from those registered in the Unlisted Share Register; and

(ii)	no transaction with respect to any Unlisted Shares registered in a branch register shall, during the continuance of that registration, be registered in any other register.

(c)	The Company may discontinue keeping any branch register and thereupon all entries in such branch register shall be transferred to another branch register kept by the Company or to the Unlisted Share Register.

8.	CLOSING REGISTER OF MEMBERS AND FIXING RECORD DATE

8.1	Power of Directors to close the Register of Members

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment of a meeting, or Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other proper purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days.

8.2	Power of Directors to fix a record date

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrear a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members, and for the purpose of determining the Members entitled to receive payment of any dividend or distribution, or in order to make a determination of Members for any other purpose.

8.3	Circumstances where Register of Members is not closed and no fixed record date

If the Register of Members is not closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment of that meeting.

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9.	CERTIFICATED SHARES

9.1	Right to certificates

Subject to the Companies Act, the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, and these Articles, every person, upon becoming the holder of a certificated Share is entitled, without charge, to one certificate for all the certificated Shares of a Class in his name, or in the case of certificated Shares of more than one Class being registered in his name, to a separate certificate for each Class of Shares, unless the terms of issue of the Shares provide otherwise.

9.2	Form of share certificates

Share certificates, if any, shall be in such form as the Directors may determine and shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise share certificates to be issued with the authorised signature(s) affixed by mechanical process. All share certificates shall be consecutively numbered or otherwise identified and shall specify the number and Class of Shares to which they relate and the amount paid up thereon or the fact that they are fully paid, as the case may be. All share certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate evidencing a like number of relevant Shares shall have been surrendered and cancelled. Where only some of the certificated Shares evidenced by a share certificate are transferred, the old certificate shall be surrendered and cancelled and a new certificate for the balance of the certificated Shares shall be issued in lieu without charge.

9.3	Certificates for jointly-held Shares

If the Company issues a share certificate in respect of certificated Shares held jointly by more than one person, delivery of a single share certificate to one joint holder shall be a sufficient delivery to all of them.

9.4	Replacement of share certificates

If a share certificate is defaced, worn-out or alleged to have been lost, stolen or destroyed, a new share certificate shall be issued on the payment of such expenses reasonably incurred by the Company and the person requiring the new share certificate shall first surrender the defaced or worn-out share certificate or give such evidence of the loss, theft or destruction of the share certificate and such indemnity to the Company as the Directors may require.

10.	UNCERTIFICATED SHARES

10.1	Uncertificated Shares held by means of a Relevant System

(a)	The Directors may permit Shares to be held in uncertificated form and shall have power to implement such arrangements as they may, in their absolute discretion, think fit in order for any Class of Shares to be transferred by means of a Relevant System of holding and transferring Shares (subject always to any applicable law and the requirements of the Relevant System concerned).

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(b)	(For the purpose of this Article 10, the expression “Shares”, where the context permits, also includes Interests in such Shares).

10.2	Disapplication of inconsistent Articles

Where the arrangements described in this Article 10 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Shares of that Class in uncertificated form; and

(b)	the facilities and requirements of the Relevant System.

10.3	Arrangements for uncertificated Shares

Notwithstanding anything contained in these Articles (but subject always to the Companies Act, any other applicable laws and regulations and the facilities and requirements of any Relevant System):

(a)	unless the Directors otherwise determine, Shares held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings;

(b)	conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such a manner as the Directors may in their absolute discretion think fit and in accordance with applicable regulations;

(c)	shares may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in such manner as the Directors may in their absolute discretion, think fit;

(d)	Article 14.2 shall not apply in respect of Shares recorded on the Register of Members as being held in uncertificated form to the extent that Article 14.2 requires or contemplates the effecting of a transfer by an instrument in writing and the production of a certificate for the Share to be transferred;

(e)	a Class of Share shall not be treated as two Classes by virtue only of that Class comprising both certificated and uncertificated Shares or as a result of any provision of these Articles or any other applicable law or regulation which applies only in respect of certificated and uncertificated Shares;

(f)	where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, a Share in the Company, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(i)	to require the holder of that Share by notice to convert that Share into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

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(ii)	to require the operator of the Relevant System to convert that Share into certificated form;

(iii)	to require the holder of that Share by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(iv)	to require the holder of that Share by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice;

(v)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share;

(vi)	to require the deletion of any entries in the Relevant System reflecting the holding of such Share in uncertificated form; and

(vii)	to require the operator of the Relevant System to alter the entries in the Relevant System so as to divest the holder of the relevant Share of the power to transfer such Share other than to a person selected or approved by the Directors for the purposes of such transfer.

(g)	Article 9 shall not apply so as to require the Company to issue a certificate to any person holding Shares in uncertificated form.

11.	DEPOSITORY INTERESTS

11.1	Depository Interests held by means of a Relevant System

The Directors may permit Shares of any Class to be represented by Depository Interests and to be transferred or otherwise dealt with by means of a Relevant System and may revoke any such permission.

11.2	Disapplication of inconsistent Articles

Where the arrangements described in this Article 11 are implemented, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with:

(a)	the holding of Depository Interests; and

(b)	the facilities and requirements of the Relevant System.

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11.3	Arrangements for Depository Interests

(a)	The Directors may make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the evidencing, issue and transfer of Depository Interests and otherwise for the purpose of implementing and/or supplementing the provisions of this Article 11 and the Exchange Rules and the facilities and requirements of the Relevant System.

(b)	The Company may use the Relevant System in which any Depository Interests are held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Companies Act, the Exchange Rules or these Articles or otherwise in effecting any actions.

(c)	For the purpose of effecting any action by the Company, the Directors may determine that Depository Interests held by a person shall be treated as a separate holding from certificated Shares held by that person.

11.4	Not separate Class

Shares in a particular Class shall not form a separate Class of Shares from other Shares in that Class because they are dealt with as Depository Interests.

11.5	Power of sale

(a)	Where the Company is entitled under applicable law or these Articles to sell, transfer or otherwise dispose of, redeem, repurchase, re-allot, accept the surrender of, forfeit or enforce a lien over, any Share represented by a Depository Interest, the Directors shall, subject to such applicable laws, these Articles and the facilities and requirements of the Relevant System be entitled (without limitation):

(b)	to require the holder of that Depository Interest by notice to convert that Share represented by the Depository Interest into certificated form within the period specified in the notice and to hold that Share in certificated form so long as required by the Company;

(c)	to require the holder of that Depository Interest by notice to give any instructions necessary to transfer title to that Share by means of the Relevant System within the period specified in the notice;

(d)	to require the holder of that Depository Interest by notice to appoint any person to take any step, including without limitation the giving of any instructions by means of the Relevant System, necessary to transfer that Share within the period specified in the notice; and

(e)	to take any other action that the Directors consider necessary or expedient to achieve the sale, transfer, disposal, re-allotment, forfeiture or surrender of that Share or otherwise to enforce a lien in respect of that Share.

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12.	CALLS ON SHARES

12.1	Calls, how made

(a)	Subject to the terms on which Shares are allotted, the Directors may make calls on the Members (and any persons entitled by transmission) in respect of any amounts unpaid on their Shares (whether in respect of nominal value or premium or otherwise) and not payable on a date fixed by or in accordance with the allotment terms. Each such Member or other person shall pay to the Company the amount called, subject to receiving at least fourteen (14) clear days’ notice specifying when and where the payment is to be made, as required by such notice.

(b)	A call may be made payable by instalments. A call shall be deemed to have been made when the resolution of the Directors authorising it is passed. A call may, before the Company’s receipt of any amount due under it, be revoked or postponed in whole or in part as the Directors may decide. A person upon whom a call is made will remain liable for calls made on him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

12.2	Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay all calls in respect of it.

12.3	lnterest

lf the whole of the sum payable in respect of any call is not paid by the day it becomes due and payable, the person from whom it is due shall pay all costs, charges and expenses that the Company may have incurred by reason of such non-payment, together with interest on the unpaid amount from the day it became due and payable until it is paid at the rate fixed by the terms of the allotment of the Share or in the notice of the call or, if no rate is fixed, at such rate as the Directors shall determine. The Directors may waive payment of such costs, charges, expenses or interest in whole or in part.

12.4	Differentiation

Subject to the allotment terms, the Directors may make arrangements on or before the issue of Shares to differentiate between the holders of Shares in the amounts and times of payment of calls on their Shares.

12.5	Payment in advance of calls

(a)	The Directors may receive from any Member (or any person entitled by transmission) all or any part of the amount uncalled and unpaid on the Shares held by him (or to which he is entitled). The liability of each such Member or other person on the Shares to which such payment relates shall be reduced by such amount. The Company may pay interest on such amount from the time of receipt until the time when such amount would, but for such advance, have become due and payable at such rate as the Directors may decide.

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(b)	No sum paid up on a Share in advance of a call shall entitle the holder to any portion of a dividend subsequently declared or paid in respect of any period prior to the date on which such sum would, but for such payment, become due and payable.

12.6	Restrictions if calls unpaid

Unless the Directors decide otherwise, no Member shall be entitled to receive any dividend or to be present or vote at any meeting or to exercise any right or privilege as a Member until he has paid all calls due and payable on every Share held by him, whether alone or jointly with any other person, together with interest and expenses (if any) to the Company.

12.7	Sums due on allotment treated as calls

Any sum payable in respect of a Share on allotment or at any fixed date, whether in respect of the nominal value of the Share or by way of premium or otherwise or as an instalment of a call, shall be deemed to be a call. lf such sum is not paid, these Articles shall apply as if it had become due and payable by virtue of a call.

13.	FORFEITURE OF SHARES

13.1	Forfeiture after notice of unpaid call

(a)	lf a call or an instalment of a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses that the Company may have incurred by reason of such non-payment. The notice shall state the place where payment is to be made and that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited. lf the notice is not complied with, any Shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. The forfeiture will include all dividends and other amounts payable in respect of the forfeited Shares which have not been paid before the forfeiture.

(b)	The Directors may accept the surrender of a Share which is liable to be forfeited in accordance with these Articles. All provisions in these Articles which apply to the forfeiture of a Share also apply to the surrender of a Share.

13.2	Notice after forfeiture

When a Share has been forfeited, the Company shall give notice of the forfeiture to the person who was before forfeiture the holder of the Share or the person entitled by transmission to the Share. An entry that such notice has been given and of the fact and date of forfeiture shall be made in the Register of Members. Notwithstanding the above, no forfeiture will be invalidated by any omission to give such notice or make such entry.

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13.3	Consequences of forfeiture

(a)	A Share shall, on its forfeiture, become the property of the Company.

(b)	All interest in and all claims and demands against the Company in respect of a Share and all other rights and liabilities incidental to the Share as between its holder and the Company shall, on its forfeiture, be extinguished and terminate except as otherwise stated in these Articles.

(c)	The holder of a Share (or the person entitled to it by transmission) which is forfeited shall:

(i)	on its forfeiture cease to be a Member (or a person entitled) in respect of it;

(ii)	if a certificated Share, surrender to the Company for cancellation the share certificate for the Share;

(iii)	remain liable to pay to the Company all monies payable in respect of the Share at the time of forfeiture, with interest from such time of forfeiture until the time of payment, in the same manner in all respects as if the Share had not been forfeited; and

(iv)	remain liable to satisfy all (if any) claims and demands which the Company might have enforced in respect of the Share at the time of forfeiture without any deduction or allowance for the value of the Share at the time of forfeiture or for any consideration received on its disposal.

13.4	Disposal of forfeited Share

(a)	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors may decide either to the person who was before the forfeiture the holder or to any other person. At any time before the disposal, the forfeiture may be cancelled on such terms as the Directors may decide. Where for the purpose of its disposal a forfeited Share is to be transferred to any transferee, the Directors may:

(i)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of their holder to the purchaser or as the purchaser may direct;

(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 10.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 11.5 to effect the sale of the Share to, or in accordance with the directions of, the buyer.

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(b)	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (a) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

13.5	Proof of forfeiture

A statutory declaration by a Director or any other officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it against all persons claiming to be entitled to the Share. The declaration shall (subject to the execution of any necessary instrument of transfer) constitute good title to the Share. The person to whom the Share is disposed of shall not be bound to see to the application of the consideration (if any) given for it on such disposal. His title to the Share will not be affected by any irregularity in, or invalidity of, the proceedings connected with the forfeiture or disposal.

14.	TRANSFER OF SHARES

14.1	Form of transfer

Subject to these Articles, a Member may transfer all or any of his Shares:

(a)	in the case of certificated Shares, by an instrument of transfer in writing in any usual form or in another form approved by the Directors or prescribed by the Exchange, which must be executed by or on behalf of the transferor and (in the case of a transfer of a Share which is not fully paid) by or on behalf of the transferee; or

(b)	in the case of uncertificated Shares, without a written instrument in accordance with the rules or regulations of any Relevant System in which the Shares are held, or may be by an instrument of transfer in the usual or common form or any other form approved by the Directors.

14.2	Registration of Share transfer

(a)	Subject to these Articles, the Directors may, in their absolute discretion and without giving a reason, refuse to register the transfer of a Share unless:

(i)	it is in respect of a Share which is fully paid;

(ii)	it is in respect of a Share on which the Company has no lien;

(iii)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares (if any) to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

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(iv)	it is in respect of only one class of ordinary shares;

(v)	it is properly stamped, if required;

(vi)	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

(vii)	fee of such maximum sum as the Exchange may determine to be payable or such lesser sum as the Directors may from time to time require is paid to the Company in respect thereof.

(b)	lf the Directors refuse to register a transfer pursuant to this Article, they shall, within three (3) months after the date on which the transfer was delivered to the Company, send notice of the refusal to the transferee and the transferor. An instrument of transfer which the Directors refuse to register shall (except in the case of suspected fraud) be returned to the person delivering it. All instruments of transfer which are registered may, subject to these Articles, be retained by the Company.

(c)	The registration of transfers may, after compliance with any notice required of the Exchange, be suspended at such times and for such periods as the Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended for more than 30 days in any year as the Directors may determine.

14.3	Transfers of Depository Interests

(a)	The Company may register the transfer of any Shares represented by Depository Interests in accordance with the rules or regulations of the Relevant System and any other applicable laws and regulations.

(b)	Where permitted by the rules or regulations of the Relevant System and any other applicable laws and regulations, the Directors may, in their absolute discretion and without giving any reason for their decision, refuse to register any transfer of any Share represented by a Depository Interest.

14.4	No fee on registration

No fee shall be charged for the registration of a transfer of a Share or other document relating to or affecting the title to any Share.

14.5	Renunciations of Shares

Nothing in these Articles shall preclude the Directors from recognising the renunciation of any Share by the allottee thereof in favour of some other person.

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14.6	Enforceability of and interpretation/administration of this Article

(a)	If any provision of this Article 14 or any part of such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then:

(i)	the invalidity of unenforceability of such provision shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction; and

(ii)	the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of these Articles.

(b)	The Directors shall have the exclusive power and authority to administer and interpret the provisions of this Article 14 and to exercise all rights and powers specifically granted the Directors and the Company or as may be necessary or advisable in the administration of this Article 14. All such actions, calculations, determinations and interpretations which are done or made by the Directors in good faith shall be final, conclusive, and binding on the Company and the beneficial and registered owners of the Shares and shall not subject the Directors to any liability.

14.7	No transfers to an infant etc

No transfer shall be made to an infant or to a person of whom an order has been made by competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs or under other legal disability.

14.8	Effect of registration

The transferor shall be deemed to remain the holder of the Share transferred until the name of the transferee is entered in the Register of Members in respect of that Share.

15.	TRANSMISSION OF SHARES

15.1	Transmission of Shares

If a Member dies, becomes bankrupt, commences liquidation or is dissolved, the only person that the Company will recognise as having any title to, or interest in, that Member’s Share (other than the Member) are:

(a)	if the deceased Member was a joint holder, the survivor;

(b)	if the deceased Member was a sole or the only surviving holder, the personal representative of that Member; or

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(c)	any trustee in bankruptcy or other person succeeding to the Member’s interest by operation of law,

but nothing in these Articles releases the estate of a deceased Member, or any other successor by operation of law, from any liability in respect of any Share held by that Member solely or jointly.

15.2	Election by persons entitled on transmission

Any person becoming entitled to a Share as a result of the death, bankruptcy, liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become registered as the holder of the Share or nominate another person to be registered as the holder of that Share. If he elects to be registered as the holder of the Share himself, he shall give written notice to the Company to that effect. If he elects to have some other person registered as the holder of the Share, he shall:

(a)	in the case of a certificated Share, execute an instrument of transfer of such Share to such person;

(b)	in the case of an uncertificated Share, either:

(i)	procure that all the appropriate instructions are given by means of the Relevant System to effect the transfer of such Share to such person; or

(ii)	change the uncertificated Share to certified form and then execute a transfer of such Share to such person; and

(c)	in the case of a Share represented by a Depository Interest, take any action the Directors may require (including, without limitation, the execution of any document and the giving of any instruction by means of the Relevant System) to effect the transfer of the Share to that person.

15.3	Rights of persons entitled by transmission

A person becoming entitled to a Share by reason of the death, bankruptcy, liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends and other rights to which he would be entitled if he were the registered holder of the Share. However, the person shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to attend or vote at any meeting of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him registered as the holder (and the Directors shall, in either case, have the same right to refuse registration as they would have had in the case of a transfer of the Share by that Member before his death, bankruptcy, liquidation or dissolution, as the case may be). If the notice is not complied with within ninety (90) days the Directors may withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

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16.	REDEMPTION, PURCHASE AND SURRENDER OF SHARES

16.1	Subject to the Companies Act, the Memorandum, these Articles, the Exchange Rules (where applicable) and any rights conferred on the holders of any Shares or attaching to any Class of Shares, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of one or both of the Company or the Member on such terms and in such manner as the Directors may determine before the issue of the Shares;

(b)	purchase, or enter into a contract under which it will or may repurchase, any of its own Shares of any Class (including any redeemable Shares) on such terms and in such manner as the Directors may determine or agree with the Member;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Companies Act, including out of capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

16.2	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

16.3	The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

16.4	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

16.5	The Directors may when making payments in respect of the redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie. The Directors may accept the surrender for no consideration of any fully paid Share.

16.6	The Directors may hold any repurchased, redeemed or surrendered Shares as Treasury Shares in accordance with the provisions of the Companies Act and these Articles.

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17.	FINANCIAL ASSISTANCE

Any financial assistance given by the Company in connection with a purchase made or to be made by any person of any Shares or Interests in Shares in the Company shall only be made in accordance with the Companies Act, applicable law and the Exchange Rules (where applicable).

18.	REGISTRATION OF EMPOWERING INSTRUMENTS

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

19.	CLASS RIGHTS AND CLASS MEETINGS

19.1	Variation of class rights

Subject to the Companies Act, if at any time the share capital of the Company is divided into different Classes of Shares, all or any of the rights attached to any Class of Shares may be varied in such manner as those rights may provide or, if no such provision is made either:

(a)	with the consent in writing of holders of two-thirds holders of the issued Shares of that Class, or

(b)	with the sanction of a resolution passed at a separate meeting of the holders of the Shares of that Class by a two-thirds majority of the holders of the Shares of that Class present and voting at such meeting (whether in person or by proxy).

19.2	Treatment of classes of Shares by Directors

The Directors may treat two or more or all of the Classes of Shares as forming one class of Shares if the Directors consider that such Classes of Shares would be affected by the proposed variation in the same way.

19.3	Effect of Share issue on class rights

The rights attached to any Class of Shares are not taken to be varied by:

(a)	the creation or issue of further Shares ranking equally with them unless expressly provided by the terms of the issue of the Shares of that Class; or

(b)	the reduction of capital paid up on such Shares or by the repurchase, redemption or surrender of any Shares in accordance with the Companies Act and these Articles.

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19.4	Class meetings

The provisions of these Articles relating to general meetings of the Company shall apply mutatis mutandis to any Class meeting, except that (i) the quorum shall be one or more Members that together hold at least one-third of the Shares of that Class and (ii) subject to Article 19.1, no separate class meeting shall be required to be held to facilitate the votes of the holders of a Class B Share at a general meeting (including for the purpose of passing an Ordinary Resolution or a Special Resolution).

20.	NO RECOGNITION OF TRUSTS OR THIRD PARTY INTERESTS

Except as otherwise expressly provided by these Articles or as required by law or as ordered by a court of competent jurisdiction, the Company:

(a)	is not required to recognise a person as holding any Share on any trust, even if the Company has notice of the trust; and

(b)	is not required to recognise, and is not bound by, any interest in or claim to any Share, except for the registered holder’s absolute legal ownership of the Share, even if the Company has notice of that interest or claim.

21.	LIEN ON SHARES

21.1	Lien on Shares generally

The Company shall have a first and paramount lien on all Shares registered in the name of a Member (whether solely or jointly with others). The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends. The Company’s lien on a Share is released if a transfer of that Share is registered.

21.2	Enforcement of lien by sale

The Company may sell, on such terms and in such manner as the Directors think fit, any Share on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given by the Company to the holder of the Share (or to any other person entitled by transmission to the Shares) demanding payment of that amount and giving notice of intention to sell the Share if such payment is not made.

21.3	Completion of sale under lien

(a)	To give effect to a sale of Shares under a lien the Directors may:

(i)	in the case of certificated Shares, authorise any person to execute an instrument of transfer in respect of the Shares to be sold to, or in accordance with the directions of, the relevant purchaser;

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(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 10.3(f) to effect a transfer of Shares; and

(iii)	if the Shares are represented by a Depository Interest, exercise any of the Company’s powers under Article 11.5 to effect the sale of such Shares to, or in accordance with the directions of the purchaser.

(b)	The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of any consideration provided for the Shares, nor will the purchaser’s title to the Shares be affected by any irregularity or invalidity in connection with the sale or the exercise of the Company’s power of sale under these Articles.

21.4	Application of proceeds of sale

The net proceeds of a sale made under a lien after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person who was entitled to the Shares immediately prior to the sale.

22.	UNTRACED MEMBERS

22.1	Sale of Shares

(a)	The Company may sell at the best price reasonably obtainable any Share of a Member, or any Share to which a person is entitled by transmission, if:

(i)	during the period of six (6) years prior to the date of the publication of the advertisements referred to in this paragraph (a) (or, if published on different dates, the earlier or earliest of them):

(A)	no cheque, warrant or money order in respect of such Share sent by or on behalf of the Company to the Member or to the person entitled by transmission to the Share, at his address in the Register of Members or other address last known to the Company has been cashed; and

(B)	no cash dividend payable on the Shares has been satisfied by the transfer of funds to a bank account of the Member (or person entitled by transmission to the share) or by transfer of funds by means of the Relevant System, and the Company has received no communication (whether in writing or otherwise) in respect of such Share from such Member or person, provided that during such six year period the Company has paid at least three cash dividends (whether interim or final) in respect of Shares of the Class in question and no such dividend has been claimed by the person entitled to such Share;

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(ii)	on or after the expiry of such six year period the Company has given notice of its intention to sell such Share by advertisements in a national newspaper published in the country in which the Registered Office is located and in a newspaper circulating in the area in which the address in the Register of Members or other last known address of the member or the person entitled by transmission to the Share or the address for the service of notices on such member or person notified to the Company in accordance with these Articles is located;

(iii)	such advertisements, if not published on the same day, are published within thirty (30) days of each other;

(iv)	during a further period of three months following the date of publication of such advertisements (or, if published on different dates, the date on which the requirements of this paragraph (a) concerning the publication of newspaper advertisements are met) and prior to the sale the Company has not received any communication (whether in writing or otherwise) in respect of such Share from the Member or person entitled by transmission.

(b)	lf during such six year period, or during any subsequent period ending on the date when all the requirements of paragraph (a) of this Article have been met in respect of any Shares, any additional Shares have been issued in respect of those held at the beginning of, or previously so issued during, any such subsequent period and all the requirements of paragraph (a) of this Article have been satisfied with regard to such additional Shares, the Company may also sell the additional Shares.

(c)	To give effect to a sale pursuant to paragraph (a) or paragraph (b) of this Article, the Directors may:

(i)	in the case of certificated Shares, authorise a person to execute an instrument of transfer of Shares in the name and on behalf of the holder of, or the person entitled by transmission to, them to the purchaser or as the purchaser may direct;

(ii)	in the case of uncertificated Shares, exercise any power conferred on them by Article 10.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 11.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(d)	The purchaser will not be bound to see to the application of the purchase monies in respect of any such sale. The title of the transferee to the Shares will not be affected by any irregularity in or invalidity of the proceedings connected with the sale or transfer. Any instrument or exercise referred to at paragraph (c) of this Article shall be effective as if it had been executed or exercised by the holder of, or the person entitled by transmission to, the Shares to which it relates.

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22.2	Application of sale proceeds

The Company shall account to the Member or other person entitled to such Share for the net proceeds of such sale by carrying all monies in respect of the sale to a separate account. The Company shall be deemed to be a debtor to, and not a trustee for, such Member or other person in respect of such monies. Monies carried to such separate account may either be employed in the business of the Company or invested as the Directors may think fit. No interest shall be payable to such Member or other person in respect of such monies and the Company shall not be required to account for any money earned on them.

23.	ALTERATION OF SHARE CAPITAL

23.1	Increase, consolidation, subdivision and cancellation

(a)	The Company may by Ordinary Resolution:

(i)	increase its share capital by such sum, to be divided into Shares of such Classes and amounts as the resolution shall prescribe;

(ii)	consolidate, or consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(iii)	subdivide its Shares, or any of them, into Shares of a smaller amount than is fixed by the Memorandum; and

(iv)	cancel any Shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

(b)	All new Shares created in accordance with the provisions of this Article shall be subject to the same provisions of these Articles with reference to liens, transfer, transmission and otherwise as the Shares in the original share capital.

23.2	Dealing with fractions resulting from consolidation or subdivision of Shares

(a)	Whenever, as a result of a consolidation or subdivision of Shares, any Members would become entitled to fractions of a Share the Directors may on behalf of those Members deal with the fractions as they think fit, including (without limitation):

(i)	selling the Shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Act, the Company); and

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(ii)	distributing the net proceeds in due proportion among those Members (except that if the amount due to a person is less than US$5.00, or such other sum as the Directors may decide, the Company may retain such sum for its own benefit).

(b)	For the purposes of this Article, the Directors may:

(i)	in the case of certificated Shares, authorise some person to execute an instrument of transfer of the Shares to, or in accordance with the directions of, the purchaser;

(ii)	in the case of uncertificated Shares, exercise any power conferred on it by Article 10.3(f) to effect a transfer of the Shares; and

(iii)	if the Share is represented by a Depository Interest, exercise any of the Company’s powers under Article 11.5 to effect the sale of the Share to, or in accordance with the directions of, the purchaser.

(c)	The transferee shall not be bound to see to the application of the purchase money nor shall the transferee’s title to the Shares be affected by any irregularity in, or invalidity of, the proceedings in respect of any sale undertaken pursuant to this Article.

23.3	Reduction of Share Capital

Subject to the provisions of the Companies Act and to any rights attached to any Shares, the Company may by Special Resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

24.	GENERAL MEETINGS

24.1	Annual general meetings and general meetings

(a)	The Company may, but shall not be obliged to, hold an annual general meeting in each calendar year, which shall be convened by the Directors, in accordance with these Articles and held at such time and place as may be determined by the Directors.

(b)	All general meetings other than annual general meetings shall be called general meetings.

24.2	Convening of general meetings

The Directors may convene a general meeting of the Company whenever the Directors think fit, and must do so if required to do so pursuant to a valid Members’ requisition. The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. At these meetings the report of the Directors (if any) shall be presented. The annual general meeting shall be held at such time and place as may be determined by the Directors. The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene a general meeting of the Company.

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24.3	Members’ requisition

A Members’ requisition is a requisition of Members of the Company holding, at the date of deposit of the requisition at the Registered Office, not less than one-third of all votes attaching to the issued Shares in the Company entitled to vote at the general meeting.

24.4	Requirements of Members’ requisition

(a)	The requisition must state the objects of the general meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(b)	If the Directors do not within twenty-one (21) days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) days, the requisitionists, or any of them representing a majority of the total voting rights of all of them, may themselves convene a general meeting of the Company, but any meeting so convened shall not be held after the expiration of three months after the expiration of such twenty-one (21) day period.

(c)	A general meeting convened in accordance with this Article by requisitionists shall be convened (insofar as is possible) in the same manner as that in which general meetings are to be convened by Directors.

25.	NOTICE OF GENERAL MEETINGS

25.1	Length and form of notice and persons to whom notice must be given

(a)	At least seven (7) calendar days’ notice shall be given of any annual general meeting or general meeting of the Company.

(b)	Subject to the Companies Act and notwithstanding that it is convened by shorter notice than that specified in paragraph (a) of this Article, a general meeting shall be deemed to have been duly convened if it is so agreed:

(i)	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(ii)	in the case of a general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting.

(c)	The notice of meeting shall specify:

(i)	whether the meeting is an annual general meeting or a general meeting;

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(ii)	the place, the day and the time of the meeting;

(iii)	subject to the requirements of (to the extent applicable) the Exchange Rules and/or the Exchange, the general nature of the business to be transacted;

(iv)	if the meeting is convened to consider a Special Resolution, the intention to propose the resolution as such; and

(v)	with reasonable prominence, that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member.

(d)	The notice of meeting:

(i)	shall be given to the Members (other than a Member who, under these Articles or any restrictions imposed on any Shares, is not entitled to receive notice from the Company), to each Director and alternate Director, to the Auditor and to such other persons as may be required by the Exchange Rules and/or the Exchange; and

(ii)	may specify a time by which a person must be entered on the Register of Members in order for such person to have the right to attend or vote at the meeting.

(e)	The Directors may determine that the Members entitled to receive notice of a meeting are those persons entered on the Register of Members at the close of business on a day determined by the Directors.

25.2	Omission or non-receipt of notice or instrument of proxy

The accidental omission to send or give notice of meeting or, in cases where it is intended that it be sent out or given with the notice, an instrument of proxy or other document to, or the non-receipt of any such item by, any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

26.	PROCEEDINGS AT GENERAL MEETINGS

26.1	Requirement and number for a quorum

No business may be transacted at a general meeting unless a quorum is present. A quorum is those Members present in person or by proxy or by a duly authorised representative holding shares entitled to vote on the business to be transacted which represent not less than one-third of all votes, unless the Company has only one Member in which case that Member alone constitutes a quorum The absence of a quorum will not prevent the appointment of a chairman of the meeting. Such appointment shall not be treated as being part of the business of the meeting.

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26.2	General meetings by telephone or other communications device

A general meeting may be held by means of any telephone, electronic or other communications facilities that permit all persons in the meeting to communicate with each other and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by resolution of the Members present, the meeting shall be deemed to be held at the place where the chairman is physically present.

26.3	Adjournment if quorum not present

If within thirty (30) minutes after the time appointed for a general meeting a quorum is not present (or if during such a meeting a quorum ceases to be present), the meeting:

(a)	if convened upon the requisition of Members, shall be dissolved; and

(b)	in any other case, stands adjourned to the same day in the next week at the same time and place or to such other day, time and place as the Directors may determine, and if at the adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the meeting the Members present shall be a quorum.

26.4	Appointment of chairman of general meeting

(a)	If the Directors have elected one of their number as chairman of their meetings that person shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if the elected chairman is not present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unable or unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

(b)	If no Director is willing to act as chairman or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

26.5	Orderly conduct

The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting. The chairman’s decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

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26.6	Entitlement to attend and speak

Each Director shall be entitled to attend and speak at any general meeting of the Company. The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

26.7	Adjournment of general meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

26.8	Voting on a poll

At any general meeting a resolution put to the vote of the meeting must be decided on a poll vote.

26.9	No Casting vote for chairman

If there is an equality of votes on a poll, the chairman is not entitled to a second or casting vote in addition to any other vote he may have or be entitled to exercise.

27.	VOTES OF MEMBERS

27.1	Written resolutions of Members

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all Members for the time being entitled to receive notice of and to attend and vote at general meetings of the Company shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held. A resolution in writing is adopted when all Members entitled to do so have signed it.

27.2	Registered Members to vote

No person shall be entitled to vote at any general meeting unless he is registered as a Member in the Register of Members on the record date for such meeting.

27.3	Default Voting rights (absent any Special Voting Rights)

(a)	Subject to these Articles (including Article 6) and to any rights or restrictions and any Weighted Voting Right for the time being attached to any Class or Classes of Shares on a poll, each Member present in person has one vote for each Share held by the Member and each person present as a proxy or duly authorised representative of a Member has one vote for each Share held by the Member that the person represents. Each fractional Share shall carry the applicable fraction of one vote.

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(b)	If there are any rights and restrictions for the time being attached to any Class or Classes of Shares or any applicable Weighted Voting Right, then in effect, then such rights, restrictions or Weighted Voting Right shall be applied and given effect to on any vote.

27.4	Voting rights of joint holders

If a Share is held jointly and more than one of the joint holders votes in respect of that Share, only the vote of the joint holder whose name appears first in the Register of Members in respect of that Share counts.

27.5	Voting rights of Members incapable of managing their affairs

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in matters concerning mental disorder, may vote a poll by his receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy.

27.6	Voting restriction on an outstanding call

Unless the Directors decide otherwise, no Member shall be entitled to be present or vote at any general meeting either personally or by proxy until he has paid all calls due and payable on every Share held by him whether alone or jointly with any other person together with interest and expenses (if any) to the Company.

27.7	Objection to error in voting

(a)	An objection to the right of a person to attend or vote at a general meeting or adjourned general meeting:

(i)	may not be raised except at that meeting or adjourned meeting; and

(ii)	must be referred to the chairman of the meeting whose decision is final.

(b)	If any objection is raised to the right of a person to vote and the chairman disallows the objection then the vote cast by that person is valid for all purposes.

28.	REPRESENTATION OF MEMBERS AT GENERAL MEETINGS

28.1	How Members may attend and vote

(a)	Subject to these Articles, each Member entitled to vote at a general meeting may attend and vote at the general meeting:

(i)	in person, or where a Member is a company or non-natural person, by a duly authorised representative; or

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(ii)	by one or more proxies.

(b)	A proxy or a duly authorised representative may, but not need be, a Member of the Company.

28.2	Appointment of proxies

(a)	The instrument appointing a proxy shall be in writing and be executed by or on behalf of the Member appointing the proxy.

(b)	A corporation may execute an instrument appointing a proxy either under its common seal (or in any other manner permitted by law and having the same effect as if executed under seal) or under the hand of a duly authorised officer, attorney or other person.

(c)	A Member may appoint more than one proxy to attend on the same occasion, but only one proxy may be appointed in respect of any one Share.

(d)	The appointment of a proxy shall not preclude a Member from attending and voting at the meeting or any adjournment of it.

28.3	Form of instrument of proxy

The instrument appointing a proxy may be in any usual or common form (or in any other form approved by the Directors or prescribed by the Exchange) and may be expressed to be for a particular general meeting (or any adjournment of a general meeting) or generally until revoked.

28.4	Authority under instrument of proxy

The instrument appointing a proxy shall be deemed (unless the contrary is stated in it) to confer authority to demand or join in demanding a poll and to vote, on a poll, on a resolution as a motion or an amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given or any adjournment of any such meeting, as the proxy thinks fit.

28.5	Receipt of proxy appointment

The instrument appointing a proxy and any authority under which it is executed shall be deposited at the Registered Office or at such other place as is specified in the notice convening the meeting (or in any instrument of proxy sent out by the Company) prior to the time set out in such notice or instrument (or if no such time is specified, no later than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting). Notwithstanding the foregoing, the chairman may, in any event, at his discretion, direct that an instrument of proxy shall be deemed to have been duly deposited.

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28.6	Uncertificated Proxy Instruction

In relation to any Shares which are held by means of a Relevant System, the Directors may from time to time permit appointments of a proxy to be made by means of an electronic communication in the form of an Uncertificated Proxy Instruction. The Directors may in a similar manner permit supplements to, or amendments or revocations of, any such Uncertificated Proxy Instruction to be made by like means. The Directors may in addition prescribe the method of determining the time at which any such properly authenticated dematerialised instruction (and/or other instruction or notification) is to be treated as received by the Company or such participant. Notwithstanding any other provision in these Articles, the Directors may treat any such Uncertificated Proxy Instruction which purports to be or is expressed to be sent on behalf of a holder of a Share as sufficient evidence of the authority of the persons sending that instruction to send it on behalf of the holder.

28.7	Validity of votes cast by proxy

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which the instrument of proxy was executed, or the transfer of the Share in respect of which the proxy is appointed unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which the proxy voted.

28.8	Corporate representatives

A corporation which is a Member may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or at any separate meeting of the holders of any Class of Shares. Any person so authorised shall be entitled to exercise the same powers on behalf of the corporation (in respect of that part of the corporation’s holdings to which the authority relates) as the corporation could exercise if it were an individual Member. The corporation shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present at it. All references in these Articles to attendance and voting in person shall be construed accordingly. A Director, the Secretary or some other person authorised for the purpose by a Director may require the representative to produce a certified copy of the resolution so authorising him or such other evidence of his authority reasonably satisfactory to such person before permitting him to exercise his powers.

28.9	Clearing Houses and Depositories

If a Clearing House or a Depository (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any separate meeting of the holders of any Class of Shares provided that, if more than one person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House or the Depository (or its nominee(s)) as if such person was the registered holder of the Shares of the Company held by the Clearing House or the Depository (or its nominee(s)).

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28.10	Termination of proxy or corporate authority

A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll, unless notice of the termination was received by the Company at the Registered Office, or at such other place at which the instrument of proxy was duly deposited, or, where the appointment of proxy was contained in an electronic communication, at the address at which such appointment was duly received, at least one hour before the commencement of the meeting or adjourned meeting at which the vote Is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) at least one hour before the time appointed for taking the poll.

28.11	Amendment to resolution

(a)	If an amendment shall be proposed to any resolution but shall in good faith be ruled out of order by the chairman of the meeting, any error in such ruling shall not invalidate the proceedings on the substantive resolution.

(b)	ln the case of a resolution duly proposed as a Special Resolution, no amendment to it (other than an amendment to correct a patent error) may be considered or voted on and in the case of a resolution duly proposed as an Ordinary Resolution no amendment to it (other than an amendment to correct a patent error) may be considered or voted on unless either at least forty-eight (48) hours prior to the time appointed for holding the meeting or adjourned meeting at which such Ordinary Resolution is to be proposed notice in writing of the terms of the amendment and intention to move it has been lodged at the Registered Office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted on.

28.12	Shares that may not be voted

Shares that are beneficially owned by the Company shall not be voted, directly or indirectly, at any general meeting or Class meeting (as applicable) and shall not be counted in determining the total number of outstanding Shares at any given time.

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29.	APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

29.1	Number of Directors

(a)	The Company may from time to time by Special Resolution establish or vary a maximum and/or minimum number of Directors. Unless otherwise determined by the Company by Special Resolution the number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

29.2	Appointment of Directors

(a)	Notwithstanding anything to the contrary in these Articles, each Class B Majority Holder shall be entitled to appoint, designate, remove and replace one (1) Director each (a “Member Appointed Director”) by delivering a written notice to the Company, and such appointment, designation, removal or replacement as specified therein shall be valid and effective automatically and forthwith upon delivery of such written notice to the Company (without the requirement for any further approval or action on the part of the Members or the Directors), and the Company shall update the Register of Directors and Officers accordingly.

(b)	The Company may by Ordinary Resolution appoint any person to be a Director that is not a Member Appointed Director. Subject to the terms of these Articles, the Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director.

(c)	The Company may by Ordinary Resolution remove any Director from office, with or without cause (except with regard to (i) the removal of a Member Appointed Director, who may only be removed from office pursuant to Article 29.2 (a) , or (ii) the Chairman, who may only be removed from office by Special Resolution), notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

29.3	Appointment of executive Directors

(a)	The Directors may appoint one or more of its members to an executive office or other position of employment with the Company for such term and on any other conditions the Directors think fit. Subject to Article 29.3(b) below, the Directors may revoke, terminate or vary the terms of any such appointment, without prejudice to a claim for damages for breach of contract between the Director and the Company.

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(b)	Notwithstanding Article 29.3(a), with respect to the Company’s chief executive officer (or any co- chief executive officer), the terms of such appointment may only be revoked or terminated by (a) Ordinary Resolution, and (b) by (i) a resolution passed by a majority of not less than eighty percent (80)% of such Members holding Class A Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had computing a majority to the number of votes to which each holder of Class A Share is entitled, and (ii) the unanimous consent of the holders of either Class B1 Shares or Class B2 Shares.

29.4	No age limit

(a)	No person shall be disqualified from being appointed or re-appointed as a Director and no Director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age.

(b)	It shall not be necessary to give special notice of any resolution appointing, re-appointing or approving the appointment of a Director by reason of his age.

29.5	Other circumstances in which a Director ceases to hold office

(a)	Without prejudice to the provisions in these Articles, a Director ceases to hold office as a Director if:

(i)	he resigns as Director by notice in writing delivered to the Directors or to the Registered Office or tendered at a meeting of Directors;

(ii)	he is not present personally or by proxy or represented by an alternate Director at meetings of the Directors for three consecutive board meetings without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office;

(iii)	he only held office as a Director for a fixed term and such term expires;

(iv)	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(v)	he is removed from office pursuant to these Articles or the Companies Act or becomes prohibited by law from being a Director;

(vi)	an order is made by any court of competent jurisdiction on the ground (however formulated) of mental disorder or unsound mind for his detention or for the appointment of a guardian or receiver or other person to exercise powers with respect to his property or affairs or he is admitted to hospital in pursuance of an application for admission for treatment under any legislation relating to mental health or unsound mind and the Directors resolve that his office be vacated;

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(vii)	in the case of a Director who holds executive office, his appointment to such office is terminated or expires and the Directors resolve that his office be vacated;

(viii)	in the case of independent Director, with 30-day advance written notice from the Company or the independent Director, or such other shorter period of notice as mutually agreed between the Company and that Director.

(b)	A Resolution of the Directors declaring a Director to have vacated office pursuant to this Article shall be conclusive as to the fact and grounds of vacation stated in the resolution.

30.	ALTERNATE DIRECTORS

30.1	Appointment

(a)	A Director (other than an alternate Director) may appoint any other Director or any person approved for that purpose by the Directors and willing to act, to be his alternate by notice in writing delivered to the Directors or to the Registered Office, or in any other manner approved by the Directors.

(b)	The appointment of an alternate Director who is not already a Director shall require the approval of either a majority of the Directors or the Directors by way of a Directors’ resolution.

(c)	An alternate Director need not hold a Share qualification and shall not be counted in reckoning any maximum or minimum number of Directors allowed by these Articles.

30.2	Responsibility

Every person acting as an alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

30.3	Participation at Directors’ meetings

An alternate Director shall (subject to his giving to the Company an address at which notices may be served on him) be entitled to receive notice of all meetings of the Directors and all committees of the Directors of which his appointor is a member and, in the absence from such meetings of his appointor, to attend and vote at such meetings and to exercise all the powers, rights, duties and authorities of his appointor (other than the power to appoint an alternate Director). A Director acting as alternate Director shall have a separate vote at Directors’ meetings for each Director for whom he acts as alternate Director, but he shall count as only one for the purpose of determining whether a quorum is present.

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30.4	lnterests

An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements with the Company and to be repaid expenses and to be indemnified in the same way and to the same extent as a Director. However, he shall not be entitled to receive from the Company any fees for his services as alternate, except only such part (if any) of the fee payable to his appointor as such appointor may by notice in writing to the Company direct. Subject to this Article, the Company shall pay to an alternate Director such expenses as might properly have been paid to him if he had been a Director.

30.5	Termination of appointment

(a)	An alternate Director shall cease to be an alternate Director:

(b)	if his appointor revokes his appointment by notice delivered to the Directors or to the Registered Office or in any other manner approved by the Directors; or

(c)	if his appointor ceases for any reason to be a Director, provided that if any Director retires but is re-appointed or deemed to be re-appointed at the same meeting, any valid appointment of the alternate Director which was in force immediately before his retirement shall remain in force; or

(d)	if any event happens in relation to him which, if he were a Director, would cause his office as Director to be vacated.

31.	POWERS OF DIRECTORS

31.1	General powers to manage the Company’s business

(a)	Subject to the provisions of the Companies Act, the Memorandum and these Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors, who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given.

(b)	The powers given by this Article shall not be limited by any special power given to the Directors by these Articles and a duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

31.2	Signing of cheques

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine.

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31.3	Retirement payments and other benefits

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

31.4	Borrowing powers of Directors

The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking and property and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

32.	PROCEEDINGS OF DIRECTORS

32.1	Directors’ meetings

Subject to the provisions of these Articles, the Directors may regulate their proceedings as they think fit.

32.2	Voting

Questions arising at any Directors’ meeting shall be decided by more than two-thirds of votes. In the case of an equality of votes (if relevant), the chairman shall not have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

32.3	Notice of a Directors’ meeting

A Director or an alternate Director may, or any other officer of the Company at the request of a Director or alternate Director shall, call a meeting of the Directors by not less than twenty-four (24) hours’ notice. Notice of a meeting of the Directors must specify the time and place of the meeting and the general nature of the business to be considered, and shall be deemed to be given to a Director if it is given to him personally or by word of mouth or sent in writing to his last known address given to the Company by him for such purpose or given by electronic communications to an address for the time being notified to the Company by the Director. A Director may waive the requirement that notice of any Directors’ meeting be given to him, either at, before or after the meeting.

32.4	Failure to give notice

A Director or alternate Director who attends any Directors’ meeting waives any objection that he or she may have to any failure to give notice of that meeting. The accidental failure to give notice of a Directors’ meeting to, or the non-receipt of notice by, any person entitled to receive notice of that meeting does not invalidate the proceedings at that meeting or any resolution passed at that meeting.

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32.5	Quorum

No business shall be transacted at any meeting of the Directors unless a quorum is present. The quorum shall be a majority of Directors then in office, which shall include each Director who is also a holder (either directly or indirectly) of Class B Shares; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that any Director who is also a holder (either directly or indirectly) of Class B Shares is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

32.6	Power to act notwithstanding vacancies

The continuing Directors or sole continuing Director may act notwithstanding any vacancies in their number, but if the number of Directors is less than the number fixed as the quorum, the continuing Directors or Director may act only for the purpose of filling vacancies in that number, or for calling a general meeting of the Company.

32.7	Chairman to preside

The Directors may elect a chairman of their board and determine the period for which he is to hold office, but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.

32.8	Validity of acts of Directors in spite of a formal defect

All acts done by a meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified from holding office (or had vacated office) or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be and had been entitled to vote.

32.9	Directors’ meetings by telephone or other communication device

A meeting of the Directors (or committee of Directors) may be held by means of any telephone, electronic or such other communications facilities that permit all persons in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is physically present.

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32.10	Written resolutions of Directors

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. A resolution in writing is adopted when all the Directors (whether personally, by an alternate Director or by a proxy) have signed it.

32.11	Appointment of a proxy

A Director but not an alternate Director may be represented at any meeting of the Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director. The authority of any such proxy shall be deemed unlimited unless expressly limited in the written instrument appointing him.

32.12	Presumption of assent

A Director (or alternate Director) present at a meeting of Directors is taken to have cast a vote in favour of a resolution of the Directors unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the chairman or secretary of the meeting before the adjournment of the meeting or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of a resolution of the Directors.

32.13	Directors’ interests

(a)	Subject to the provisions of the Companies Act and provided that he has declared to the Directors the nature and extent of any personal interest of his in a matter, transaction or arrangement, a Director or alternate Director notwithstanding his office may:

(i)	hold any office or place of profit in the Company, except that of Auditor;

(ii)	hold any office or place of profit in any other company or entity promoted by the Company or in which it has an interest of any kind;

(iii)	enter into any contract, transaction or arrangement with the Company or in which the Company is otherwise interested;

(iv)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for the Company, except as Auditor;

(v)	sign or participate in the execution of any document in connection with matters related to that interest;

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(vi)	participate in, vote on and be counted in the quorum at any meeting of the Directors that considers matters relating to that interest; and

(vii)	do any of the above despite the fiduciary relationship of the Director’s office:

(viii)	without any liability to account to the Company for any direct or indirect benefit accruing to the Director; and

(ix)	without affecting the validity of any contract, transaction or arrangement.

(b)	For the purposes of this Article, a general notice given to the Directors that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any matter, transaction or arrangement for which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such matter, transaction or arrangement of the nature and extent so specified.

32.14	Minutes of meetings to be kept

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all resolutions and proceedings at general and Class meetings of the Company and meetings of the Directors or committees of the Directors, including the names of the Directors or alternate Directors present at each meeting.

33.	DELEGATION OF DIRECTORS’ POWERS

33.1	Power of Directors to delegate

The Directors may:

(a)	delegate any of their powers, authorities and discretions to any person or committee consisting of one or more Directors and (if the Directors think fit) to one or more other persons in each case to such extent, by such means (including by power of attorney) and on such terms and conditions as the Directors think fit;

(b)	authorise any person or committee to whom powers, authorities and discretions are delegated under this Article by the Directors to further delegate some or all of those powers, authorities and discretions;

(c)	delegate their powers, authorities and discretions under this Article either collaterally with or to the exclusion of their own powers, authorities and discretions; and

(d)	at any time revoke any delegation made under this Article by the Directors in whole or in part or vary its terms and conditions.

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33.2	Delegation to Committees

A committee to which any powers, authorities and discretions have been delegated under the preceding Article must exercise those powers, authorities and discretions in accordance with the terms of delegation and any other regulations that may be imposed by the Directors on that committee. The proceedings of a committee of the Directors must be conducted in accordance with any regulations imposed by the Directors, and, subject to any such regulations, to the provisions of these Articles dealing with proceedings of Directors insofar as they are capable of applying.

33.3	Delegation to executive Directors

The Directors may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it shall think fit. The Directors may grant to a Director the power to sub-delegate, and may retain or exclude the right of the Directors to exercise the delegated powers, authorities or discretions collaterally with the Director. The Directors may at any time revoke the delegation or alter its terms and conditions.

33.4	Delegation to local boards

(a)	The Directors may establish any local or divisional board or agency for managing any of the affairs of the Company whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration.

(b)	The Directors may delegate to any local or divisional board, manager or agent any of its powers and authorities (with power to sub-delegate) and may authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(c)	Any appointment or delegation under this Article may be made on such terms and subject to such conditions as the Directors think fit and the Directors may remove any person so appointed, and may revoke or vary any delegation.

33.5	Appointing an attorney, agent or authorised signatory of the Company

(a)	The Directors may by power of attorney or otherwise appoint any person to be the attorney, agent or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit.

(b)	Any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney, agent or authorised signatory as the Directors think fit and may also authorise any such attorney, agent or authorised signatory to delegate all or any of the powers, authorities and discretions vested in such person.

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33.6	Officers

Subject to Articles 29.2(c) and 29.3: (i) the Directors may appoint such officers (including a Secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors think fit, and (ii) unless otherwise specified in the terms of his appointment an officer may be removed from that office by resolution of the Directors or by Ordinary Resolution.

34.	DIRECTORS’ RENUMERATION, EXPENSES AND BENEFITS

34.1	Fees

The Company shall pay to the Directors (but not alternate Directors) for their services as Directors such aggregate amount of fees as the Directors may decide. The aggregate fees shall be divided among the Directors in such proportions as the Directors may decide or, if no decision is made, equally. A fee payable to a Director pursuant to this Article shall be distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of these Articles and accrues from day to day.

34.2	Expenses

A Director may also be paid all travelling, hotel and other expenses properly incurred by him in connection with his attendance at meetings of the Directors or of committees of the Directors or general meetings or separate meetings of the holders of any Class of Shares or otherwise in connection with the discharge of his duties as a Director, including (without limitation) any professional fees incurred by him (with the approval of the Directors or in accordance with any procedures stipulated by the Directors) in taking independent professional advice in connection with the discharge of such duties.

34.3	Remuneration of executive Directors

The salary or remuneration of a Director appointed to hold employment or executive office in accordance with the Articles may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Directors (including, for the avoidance of doubt, by the Directors acting through a duly authorised Directors’ committee), and may be in addition to or instead of a fee payable to him for his services as Director pursuant to these Articles.

34.4	Special remuneration

A Director who, at the request of the Directors, goes or resides abroad, makes a special journey or performs a special service on behalf of or for the Company (including, without limitation, services as a chairman of the board of Directors, services as a member of any committee of the Directors and services which the Directors consider to be outside the scope of the ordinary duties of a Director) may be paid such reasonable additional remuneration (whether by way of salary, bonus, commission, percentage of profits or otherwise) and expenses as the Directors (including, for the avoidance of doubt, the Directors acting through a duly authorised Directors’ committee) may decide.

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34.5	Pensions and other benefits

The Directors may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a Director, an officer or a director or an employee of a company which is or was a Group Undertaking, a company which is or was allied to or associated with the Company or with a Group Undertaking or a predecessor in business of the Company or of a Group Undertaking (and for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Directors may arrange for this to be done by the Company alone or in conjunction with another person. A Director or former Director is entitled to receive and retain for his own benefit any pension or other benefit provided in accordance with this Article and is not obliged to account for it to the Company.

35.	SEAL

35.1	Directors to determine use of Seal

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used with the authority of the Directors or a committee of the Directors established for such purpose. Every document to which the Seal is affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for that purpose unless the Directors decide that, either general or in a particular case, that a signature may be dispensed with or affixed by mechanical means.

35.2	Duplicate Seal

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

36.	DIVIDENDS, DISTRIBUTIONS AND RESERVES

36.1	Declaration

Subject to the Companies Act and these Articles, the Directors or the Company by Ordinary Resolution may declare dividends and distributions on any one or more Classes of Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor, (provided that no dividend may be declared by Company at a meeting of Members which exceeds the amount recommended by the Directors). No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company or from any reserve set aside from profits which the Directors determine is no longer needed, or out of the share premium account, or as otherwise permitted by the Companies Act.

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36.2	lnterim dividends

Subject to the Companies Act, the Directors may pay such interim dividends (including any dividend payable at a fixed rate) as appears to the Directors to be available for distribution. If at any time the share capital of the Company is divided into different Classes, the Directors may pay such interim dividends on Shares which rank after Shares conferring preferential rights with regard to dividend as well as on Shares conferring preferential rights, unless at the time of payment any preferential dividend is in arrears. If the Directors act in good faith, they shall not incur any liability to the holders of Shares conferring preferential rights for any loss that they may suffer by the lawful payment of an interim dividend on any Shares ranking after those with preferential rights.

36.3	Entitlement to dividends

(a)	Except as otherwise provided by these Articles or the rights attached to Shares:

(i)	a dividend shall be declared and paid according to the amounts paid up (otherwise than in advance of calls) on the nominal value of the Shares on which the dividend is paid; and

(ii)	dividends shall be apportioned and paid proportionately to the amounts paid up on the nominal value of the Shares during any portion or portions of the period in respect of which the dividend is paid, but if any Share is issued on terms that it shall rank for dividend as from a particular date, it shall rank for dividend accordingly.

(b)	Except as otherwise provided by these Articles or the rights attached to Shares:

(i)	a dividend may be paid in any currency or currencies decided by the Directors; and

(ii)	the Company may agree with a Member that any dividend declared or which may become due in one currency will be paid to the Member in another currency, for which purpose the Directors may use any relevant exchange rate current at any time as the Directors may select for the purpose of calculating the amount of any Member’s entitlement to the dividend.

36.4	Payment methods

(a)	The Company may pay a dividend, interest or other amount payable in respect of a Share in cash or by cheque, warrant or money order or by a bank or other funds transfer system or (in respect of any uncertificated Share or any Share represented by a Depository Interest) through the Relevant System in accordance with any authority given to the Company to do so (whether in writing, through the Relevant System or otherwise) by or on behalf of the Member in a form or in a manner satisfactory to the Directors. Any joint holder or other person jointly entitled to a Share may give an effective receipt for a dividend, interest or other amount paid in respect of such Share.

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(b)	The Company may send a cheque, warrant or money order by post:

(i)	in the case of a sole holder, to his registered address;

(ii)	in the case of joint holders, to the registered address of the person whose name stands first in the Register of Members;

(iii)	in the case of a person or persons entitled by transmission to a Share, as if it were a notice given in accordance with Article 15; or

(iv)	in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

(c)	Every cheque, warrant or money order shall be sent at the risk of the person or persons entitled to the payment and shall be made payable to the order of the person or persons entitled or to such other person or persons as the person or persons entitled may in writing direct. The payment of the cheque, warrant or money order shall be a good discharge to the Company. If payment is made by a bank or other funds transfer or through the Relevant System, the Company shall not be responsible for amounts lost or delayed in the course of transfer. If payment is made by or on behalf of the Company through the Relevant System:

(i)	the Company shall not be responsible for any default in accounting for such payment to the Member or other person entitled to such payment by a bank or other financial intermediary of which the Member or other person is a customer for settlement purposes in connection with the Relevant System; and

(ii)	the making of such payment in accordance with any relevant authority referred to in paragraph (a) above shall be a good discharge to the Company.

(d)	The Directors may:

(i)	lay down procedures for making any payments in respect of uncertificated Shares through the Relevant System;

(ii)	allow any holder of uncertificated Shares to elect to receive or not to receive any such payment through the Relevant System; and

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(iii)	lay down procedures to enable any such holder to make, vary or revoke any such election.

(e)	The Directors may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a Share until he has provided any evidence of his entitlement that the Directors may reasonably require.

36.5	Deductions

The Directors may deduct from any dividend or other amounts payable to any person in respect of a Share all such sums as may be due from him to the Company on account of calls or otherwise in relation to any Shares.

36.6	Interest

No dividend or other money payable in respect of a Share shall bear interest against the Company, unless otherwise provided by the rights attached to the Share.

36.7	Unclaimed dividends

All unclaimed dividends or other monies payable by the Company in respect of a Share may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. The payment of any unclaimed dividend or other amount payable by the Company in respect of a Share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend unclaimed after a period of three (3) years from the date the dividend became due for payment shall be forfeited and shall revert to the Company.

36.8	Uncashed dividends

(a)	lf, in respect of a dividend or other amount payable in respect of a Share:

(b)	a cheque, warrant or money order is returned undelivered or left uncashed; or

(c)	a transfer made by or through a bank transfer system and/or other funds transfer system(s) (including, without limitation, the Relevant System in relation to any uncertificated Shares) fails or is not accepted, on two consecutive occasions, or one occasion and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company shall not be obliged to send or transfer a dividend or other amount payable in respect of such Share to such person until he notifies the Company of an address or account to be used for such purpose.

36.9	Dividends in kind

The Directors may direct that any dividend or distribution shall be satisfied wholly or partly by the distribution of assets (including, without limitation, paid up Shares or securities of any other body corporate). Where any difficulty arises concerning such distribution, the Directors may settle it as it thinks fit. Ln particular (without limitation), the Directors may:

(a)	issue fractional certificates or ignore fractions;

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(b)	fix the value for distribution of any assets, and may determine that cash shall be paid to any Member on the footing of the value so fixed in order to adjust the rights of Members; and

(c)	vest any assets in trustees on trust for the persons entitled to the dividend.

36.10	Scrip dividends

(a)	The Directors may offer any holders of ordinary Shares the right to elect to receive ordinary Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Directors) of any dividend specified by the Ordinary Resolution, subject to the Companies Act and to the provisions of this Article.

(b)	The Directors may make any provision they consider appropriate in relation to an allotment made or to be made pursuant to this Article (whether before or after the passing or the Ordinary Resolution referred to in paragraph (a) of this Article), including (without limitation):

(i)	the giving of notice to holders of the right of election offered to them;

(ii)	the provision of forms of election and/or a facility and a procedure for making elections through the Relevant System (whether in respect of a particular dividend or dividends generally);

(iii)	determination of the procedure for making and revoking elections;

(iv)	the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective;

(v)	the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned); and

(vi)	the exclusion from any offer of any holders of ordinary Shares where the Directors consider that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(c)	The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary Shares in respect of which a valid election has been made (“the elected ordinary Shares”). Instead additional ordinary Shares shall be allotted to the holders of the elected ordinary Shares on the basis of allotment determined under this Article. For such purpose, the Directors may capitalise out of any amount for the time being standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the additional ordinary Shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary Shares for allotment and distribution to the holders of the elected ordinary Shares on that basis.

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(d)	The additional ordinary Shares when allotted shall rank equally in all respects with the fully paid ordinary Shares in issue on the record date for the dividend in respect of which the right of election has been offered, except that they will not rank for any dividend or other entitlement which has been declared, paid or made by reference to such record date.

(e)	The Directors may:

(i)	do all acts and things which it considers necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned;

(ii)	establish and vary a procedure for election mandates in respect of future rights of election and determine that every duly effected election in respect of any ordinary Shares shall be binding on every successor in title to the holder of such Shares; and

(iii)	terminate, suspend or amend any offer of the right to elect to receive ordinary Shares in lieu of any cash dividend at any time and generally implement any scheme in relation to any such offer on such terms and conditions as the Directors may from time to time determine and take such other action as the Directors may deem necessary or desirable from time to time in respect of any such scheme.

36.11	Reserves

The Directors may set aside out of the profits of the Company and carry to reserve such sums as it thinks fit. Such sums standing to reserve may be applied, at the Directors’ discretion, for any purpose to which the profits of the Company may properly be applied and, pending such application, may either be employed in the business of the Company or be invested in such investments as the Directors thinks fit. The Directors may divide the reserve into such special funds as it thinks fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided as it thinks fit. The Directors may also carry forward any profits without placing them to reserve.

36.12	Capitalisation of profits and reserves

The Directors may, with the authority of an Ordinary Resolution:

(a)	subject to this Article, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

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(b)	appropriate the sum resolved to be capitalised to the holders of ordinary Shares in proportion to the nominal amounts of the Shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the Shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, unpaid on any Shares held by them respectively, or in paying up in full unissued Shares or debentures of the Company of a nominal amount equal to that sum, and allot the Shares or debentures credited as fully paid to those holders of ordinary Shares or as the Directors may direct, in those proportions, or partly in one way and partly in the other, but so that the share premium account, the capital redemption reserve and any profits or reserves which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c)	resolve that any Shares so allotted to any Member in respect of a holding by him of any partly paid Shares shall, so long as such Shares remain partly paid, rank for dividend only to the extent that such partly paid Shares rank for dividend;

(d)	make such provision by the issue of fractional certificates (or by ignoring fractions or by accruing the benefit of fractions to the Company rather than to the holders concerned) or by payment in cash or otherwise as the Directors may determine in the case of Shares or debentures becoming distributable in fractions;

(e)	authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for either:

(i)	the allotment to them respectively, credited as fully paid, of any further Shares or debentures to which they are entitled upon such capitalisation; or

(ii)	the payment up by the Company on behalf of such Members by the application thereto of their respective proportions of the reserves or profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing Shares, and so that any such agreement shall be binding on all such Members; and

(f)	generally do all acts and things required to give effect to such resolution.

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37.	SHARE PREMIUM ACCOUNT

37.1	Directors to maintain share premium account

The Directors shall establish a share premium account in accordance with the Companies Act. They shall carry to the credit of that account from time to time an amount equal to the amount or value of the premium paid on the issue of any Share or capital contributed or such other amounts required by the Companies Act.

37.2	Debits to share premium account

(a)	The following amounts shall be debited to any share premium account:

(i)	on the redemption or purchase of a Share, the difference between the nominal value of that Share and the redemption or purchase price; and

(ii)	any other amount paid out of a share premium account as permitted by the Companies Act.

(b)	Notwithstanding paragraph (a) above, on the redemption or purchase of a Share, the Directors may pay the difference between the nominal value of that Share and the redemption purchase price out of the profits of the Company or, as permitted by the Companies Act, out of capital.

38.	DISTRIBUTION PAYMENT RESTRICTIONS

Notwithstanding any other provision of these Articles, the Company shall not be obliged to make any payment to a Member in respect of a dividend, repurchase, redemption or other distribution if the Directors suspect that such payment may result in the breach or violation of any applicable laws or regulations (including, without limitation, any anti-money laundering laws or regulations) or such refusal is required by the laws and regulations governing the Company or its service providers.

39.	BOOKS OF ACCOUNT

39.1	Books of account to be kept

The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the affairs of the Company and to explain its transactions.

39.2	Inspection by Members

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them will be open to the inspection of Members (not being Directors). No Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act by order of the court or authorised by the Directors or by Ordinary Resolution.

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39.3	Accounts required by law

The Directors shall cause to be prepared and to be laid before the Company at each annual general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

39.4	Retention of records

All books of account maintained by the Company shall be retained for a period of at least five years, or such longer period required by any applicable law or regulation from time to time.

40.	AUDITOR

40.1	Appointment of Auditor

The Directors may appoint an Auditor who shall hold office until removed from office by a resolution of the Directors, and may fix the Auditor’s remuneration.

40.2	Rights of Auditor

The Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

40.3	Reporting requirements of Auditor

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Company.

41.	NOTICES

41.1	Forms of notices

(a)	Any notice to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of the Directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving the notice, except that a notice to a holder of any uncertificated Shares or given in respect of any such Shares may be given electronically through the Relevant System (if permitted by, and subject to, the facilities and requirements of the Relevant System and subject to compliance with any relevant requirements of the Exchange Rules and/or the Exchange).

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(b)	(ln this Article “address”, in relation to electronic communications, includes any number or address used for the purposes of such communications).

41.2	Service on Members

(a)	A notice or other document may be given by the Company to any Member either personally or by sending it by post in a pre-paid envelope addressed to such Member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the Company by the Member, or by any other means authorised in writing by the Member concerned or (in the case of a notice to a Member holding uncertificated Shares) by transmitting the notice through the Relevant System.

(b)	ln the case of joint holders of a Share, all notices and documents shall be given to the person whose name stands first in the Register of Members in respect of that Share. Notice so given shall be sufficient notice to all the joint holders.

(c)	Any notice or other document to be given to a Member may be given by reference to the Register of Members as it stands at any time within the period of 21 days before the day that the notice is given or (where and as applicable) within any other period permitted by, or in accordance with the requirements of, (to the extent applicable) the Exchange Rules and/or the Exchange. No change in the Register of Members after that time shall invalidate the giving of such notice or document or require the Company to give such item to any other person.

(d)	lf on three consecutive occasions notices or other documents have been sent through the post to any Member at his registered address or his address for the service of notices but have been returned undelivered, such Member shall not be entitled to receive notices or other documents from the Company until he shall have communicated with the Company and supplied in writing a new registered address for the service of notices.

(e)	lf on three consecutive occasions notices or other documents have been sent using electronic communications to an address for the time being notified to the Company by the Member and the Company becomes aware that there has been a failure of transmission, the Company shall revert to giving notices and other documents to the Member by post or by any other means authorised in writing by the Member concerned. Such Member shall not be entitled to receive notices or other documents from the Company using electronic communications until he shall have communicated with the Company and supplied in writing a new address to which notices or other documents may be sent using electronic communications.

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41.3	Evidence of giving notice

(a)	A notice or other document addressed to a Member at his registered address shall be, if sent by post or airmail, deemed to have been served five (5) calendar days after the time when the letter containing the same is posted.

(b)	A notice or other document addressed to a Member at his registered address shall be, if sent by facsimile, deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient.

(c)	A notice or other document addressed to a Member at his registered address shall be, if sent by recognized courier service, deemed to have been 48 hours after the time when the letter containing the same is delivered to the courier service.

(d)	A notice or other document address to a Member at an address to which notices may be sent using electronic communications shall be, if sent by electronic communications, deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Member to the Company or (ii) upon the time of its placement on the Company’s Website.

(e)	In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

(f)	A notice or document not sent by post but:

(i)	left at a registered address or address for giving notice in jurisdictions(s) where Exchange(s) located shall be deemed to be given on the day it is left; and

(ii)	given through the Relevant System shall be deemed to be given when the Company or other relevant person acting on the Company’s behalf sends the relevant instruction or other relevant message in respect of such notice.

(g)	A Member present either in person or by proxy, or in the case of a corporate Member by a duly authorised representative, at any meeting of the Company or of the holders of any Class of Shares shall be deemed to have received due notice of such meeting and, where required, of the purposes for which it was called.

41.4	Notice binding on transferees

A person who becomes entitled to a Share by transfer, transmission or otherwise shall be bound by any notice in respect of that Share which, before his name is entered in the Register of Members, has been given to the person from whom he derives his title.

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41.5	Notice to persons entitled by transmission

A notice or other document may be given by the Company to a person entitled by transmission to a Share in consequence of the death or bankruptcy of a Member or otherwise by sending or delivering it in any manner authorised by these Articles for the giving of notice to a Member, addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any similar or equivalent description, to the address to which notices have been requested to be sent for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the event giving rise to the transmission had not occurred. The giving of notice in accordance with this Article shall be sufficient notice to all other persons interested in the Share.

42.	WINDING UP

42.1	Method of winding up

(a)	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them.

(b)	If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company.

(c)	This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

42.2	Distribution of assets in a winding up

Subject to any rights or restrictions for the time being attached to any Class of Shares, on a winding up of the Company the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, distribute among the Members the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose:

(a)	decide how the assets are to be distributed as between the Members or different Classes of Members;

(b)	value the assets to be distributed in such manner as the liquidator thinks fit; and

(c)	vest the whole or any part of any assets in such trustees and on such trusts for the benefit of the Members entitled to the distribution of those assets as the liquidator sees fit, but so that no Member shall be obliged to accept any assets in respect of which there is any liability.

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43.	INDEMNITY AND INSURANCE

43.1	Indemnity and limitation of liability of Directors and officers

(a)	To the maximum extent permitted by law, every current and former Director and officer of the Company (excluding an Auditor) (each an “Indemnified Person”), shall be entitled to be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses (each a “Liability”),which such Indemnified Person may incur in that capacity unless such Liability arose as a result of the dishonesty, actual fraud or wilful default of such person.

(b)	No Indemnified Person shall be liable to the Company for any loss or damage resulting (directly or indirectly) from such Indemnified Person carrying out his or her duties unless that liability arises through the actual fraud or wilful default of such Indemnified Person.

(c)	For the purpose of these Articles, no Indemnified Person shall be deemed to have committed “actual fraud” or “wilful default” until a court of competent jurisdiction has made a final, non-appealable finding to that effect.

43.2	Advance of legal fees

The Company shall advance to each Indemnified Person reasonable legal fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any such advance of expenses, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it is determined that the Indemnified Person was not entitled to indemnification under these Articles.

43.3	Indemnification to form part of contract

The indemnification and exculpation provisions of these Articles are deemed to form part of the employment contract or terms of appointment entered into by each Indemnified Person with the Company and accordingly are enforceable by such persons against the Company.

43.4	Insurance

The Directors may purchase and maintain insurance for or for the benefit of any Indemnified Person including (without prejudice to the generality of the foregoing) insurance against any Liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or the exercise or purported exercise of their powers or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company.

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44.	REQUIRED DISCLOSURE

If required to do so under the laws of any jurisdiction to which the Company (or any of its service providers) is subject, or in compliance with Exchange Rules of any Exchange, or to ensure the compliance by any person with any anti-money laundering legislation in any relevant jurisdiction, any Director, officer or service provider (acting on behalf of the Company) shall be entitled to release or disclose any information in its possession regarding the affairs of the Company or a Member, including, without limitation, any information contained in the Register of Members or subscription documentation of the Company relating to any Member.

45.	FINANCIAL YEAR

Unless the Directors resolve otherwise, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January in each year.

46.	TRANSFER BY WAY OF CONTINUATION

The Company shall, with the approval of a Special Resolution, have the power to register by way of continuation to a jurisdiction outside of the Cayman Islands in accordance with the Companies Act.

47.	MERGERS AND CONSOLIDATIONS

The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Directors may determine.

48.	AMENDMENT OF MEMORANDUM AND ARTICLES

48.1	Power to change name or amend Memorandum

Subject to the Companies Act, the Company may, by Special Resolution:

(a)	change its name; or

(b)	change the provisions of its Memorandum with respect to its objects, powers or any other matter specified in the Memorandum.

48.2	Power to amend these Articles

Subject to the Companies Act and as provided in these Articles, the Company may, by Special Resolution, amend these Articles in whole or in part.

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49.	TAX TRANSPARENCY REPORTING

49.1	Each Member shall provide the Company on a timely basis with any documents, tax certifications, financial and other information (collectively “Tax Reporting Information”) as the Company may request in connection with the Company’s compliance with any legal and tax information reporting and exchange obligations applicable to it under the laws of the Cayman Islands or any other applicable jurisdiction (collectively, “Tax Reporting Obligations”), including, without limitation, any Tax Reporting Obligations under any Cayman Islands laws, regulations or guidance notes that give effect to: (i) the United States’ Foreign Account Tax Compliance Act; (ii) the Organisation for Economic Co-operation and Development’s Common Reporting Standard; and (iii) any additional inter-governmental agreement or treaty entered into by, or otherwise binding upon the Cayman Islands that provides for the exchange of tax information with another jurisdiction.

49.2	The Company shall have the power to release, report or otherwise disclose to the Department for International Tax Cooperation in the Cayman Islands (or any other authority as may be required under the Tax Reporting Obligations) any Tax Reporting Information provided by a Member to the Company and any other information held by the Company in respect of the Member’s investment in the Company, in connection with the Tax Reporting Obligations, including, without limitation, in relation to the identity, address, tax identification number, tax status and interest in the Company of the Member (and any of its direct or indirect owners or affiliates).

49.3	If a Member fails to provide the Company with any requested Tax Reporting Information on a timely basis and such failure results, or may result, in the Company’s inability to comply with its Tax Reporting Obligations or if the Company is otherwise unable to comply with its Tax Reporting Obligations as a result of the direct or indirect action (or inaction) of a Member, the Company may:

(a)	compulsorily repurchase some or all of such Member’s Shares without notice at a price per Share equal to the fair value of such Shares (as determined by the Directors) and may deduct or withhold from such redemption proceeds any penalty, debt, withholding or back up tax, costs, expenses, obligations, liabilities or other adverse consequences (collectively, “Tax Reporting Liabilities”) imposed on the Company, its Members and/or any of their respective directors, officers, employees, agents, managers, shareholders and/or partners as a result of such failure, action or inaction by such Member; and/or

(b)	re-designate, immediately and without consent, such Member’s Shares as belonging to a separate class and create a separate internal account in respect of such Shares so that any Tax Reporting Liabilities may be allocated solely to that class and debited from such class.

50.	EXCLUSIVE FORUM

50.1	For the avoidance of doubt and without limiting the jurisdiction of the Cayman Courts to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

50.2	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

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